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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On March 17, 2002, HP issued the following press release.



                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com

                      SUPPORT FOR HP-COMPAQ MERGER TWICE AS
                    HIGH AMONG NON-FAMILY INSTITUTIONS THAT
                          HAVE ANNOUNCED THEIR INTENT

                      SUPPORT FOR MERGER GAINS MOMENTUM IN
                       ADVANCE OF MARCH 19 SPECIAL MEETING

PALO ALTO, Calif.--(BUSINESS WIRE)-- March 17, 2002 -- Hewlett-Packard Company (NYSE:HWP - news) today issued the following update with respect to its merger with Compaq Computer Corporation. More information on the merger is available at www.VotetheHPWay.com.

The number of shares owned by institutions that have publicly indicated their support for the merger is about double that of those that have indicated they are opposed, excluding shares owned by the Hewlett and Packard families and the foundations associated with them. In the last several weeks, more than 20 institutional shareowners, many of them pension funds, have issued press releases or disclosed to members of the media how they are voting their shares.(1)

HP is pleased that the institutions that have announced they will vote for the merger in recent days recognize the importance of the merger for HP. Last week, HP stated its belief that most of the top 20 HP institutional investors are in support of the merger. Many large institutional shareowners have policies against publicly indicating how they will vote.

Institutions that have disclosed their plans to vote their shares in support of the merger include: Alliance Capital, Banc One Investment Advisors, Barclay's Global, Collins & Co., Domini Social Investments, Federated Investors, Fremont Investment, General Motors Investment Management, Intel Corp., ITUG, Interex, L. Roy Papp Associates and Putnam Investment.

In addition, in the last 48 hours, four big retirement funds -- Florida State Board of Administration, Pennsylvania Public School Employees Retirement System, State Teachers Retirement System of Ohio and the Wisconsin Investment Board -- have stated their intent to vote in favor of the merger.

HP acknowledges that the investors that have publicly announced represent only a portion of the total shares voting and that HP cannot predict the outcome of the vote until all votes are in. Accordingly, HP encourages shareowners to continue returning their proxies in advance of the March 19 special meeting.

About HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

(1) Sources for shareowner names having announced and percentages of shares being voted: The Wall Street Journal, Bloomberg News, CNET News.com and CBS MarketWatch.

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This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.